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...SION

~~Washington,~~

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Globalink Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 EAST FOOTHILL BOULEVARD, SUITE 1040

(No. and Street)

PASADENA	**California**	**91107**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Junhua Liao	(626) 964-5966	michael.liao@globalinkusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)
09/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RMS

OATH OR AFFIRMATION

I, Michael Junhua Liao _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globalink Securities, Inc. _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President/CEO

Notary Public _____ 2/14/2022

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____ *Los Angeles* _____ }

On *February 14, 2022* before me, _____ *MICHAEL CHU, NOTARY PUBLIC* _____
/Date   *Here Insert Name and Title of the Officer*

personally appeared _____ *MICHAEL JUNHUA LIAO* _____
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

Place Notary Seal and/or Stamp Above

——————— **OPTIONAL** ———————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: *Annual Report Form X-17A-5*

Document Date: _____ Number of Pages: *Part II*

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Signer's Name: _____
☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer is Representing: _____

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of GlobaLink Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GlobaLink Securities, Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GlobaLink Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GlobaLink Securities, Inc.'s management. My responsibility is to express an opinion on GlobaLink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GlobaLink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the GlobaLink Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the GlobaLink Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as GlobaLink Securities, Inc.'s auditor since 2021.
Tarzana, California
February 18, 2022

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	3,450,082
Clearing brokers cash deposits	427,687
Clearing broker securities deposit	128,038
Accounts receivable	150,000
Subscription receivable	50,000
Commissions receivable	323,747
Direct business receivable	535,031
Property and equipment net of $207,863 depreciation	42,620
Lease Asset	325,364
CRD deposit	5,767
Other assets – non allowable	18,221
Due from related party	500,000
Employee loans	20,000
Security deposit	11,038
Total Assets	**$ 5,987,595**

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 1,285,742
Litigation payable	75,000
Accounts payable	18,146
Lease payable	325,364
Other payables	6,795
Total Liabilities	**1,711,047**

Shareholders' Equity

Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding)	100,000
Paid-in capital	2,961,277
Retained Earnings	1,215,271
Total Shareholders' Equity	**4,276,548**
Total Liabilities and Shareholders' Equity	**$ 5,987,595**

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2021

Revenues	
Agency Commissions	$ 1,863,424
Mutual Funds	922,344
Insurance Commissions	37,543
Variable Product Commission	4,518,468
Interest	1,865,939
PPP Loan Forgiveness	79,244
Other	132,438
Total Revenues	$9,419,400
Cost of Sales	
Clearing house expense	189,762
Commission Expenses	6,141,094
Total Cost of Sales	6,330,856
Gross Profit	3,088,544
Operating Expenses	
Advertising	67,488
Auto Expenses	19,280
Depreciation	24,077
Regulatory Expense	75,725
Legal Expense	(289,443)
Insurance	43,742
Internet	4,514
Office Expense	52,549
Office Machine Rental	3,964
Postage and Delivery	3,223
Professional Services	70,631
Rent	109,274
Salary	832,928
Payroll taxes	20,373
Telephone	8,987
Travel and Entertainment	30,268
Total Operating Expenses	1,077,580
Unrealized Investment Gain	11,990
Income Before Tax Provision	$ 2,022,954
Federal	250,000
California	131,330
Net Income	$ 1,641,624

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2021

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2020	10,000	$100,000	$2,961,277	$(426,353)	$2,634,924
Net Income	0	0	0	1,641,624	1,641,624
Balance, December 31, 2021	10,000	$100,000	$2,961,277	$1,215,271	$ 4,276,548

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flow from Operating Activities

Net Income	$ 1,641,624
Depreciation expense	24,077
PPP loan forgiveness	(79,244)
Unrealized investment gain	(11,990)

Changes in operating assets and liabilities:

Clearing firm deposits	12,966
Certificate of Deposits	757,776
Accounts receivable	(10,000)
Subscription receivable	165,360
Commissions receivable	125,031
Direct business receivable	(218,986)
CRD deposit	(5,767)
Other assets	(3,906)
Accounts payable	(5,712)
Commission payable	425,392
Litigation payable	(700,000)
Other payables	5,363

Net cash provided by operating activities	2,121,984

Cash Flow from Investing Activities

Office Equipment	(26,171)
Due from related party	(500,000)
Loans to Employees	160,000

Net cash used in investing activities	(366,171)
Net Increase in Cash	1,755,813
Cash: Beginning of the Year	1,694,269
Cash: End of the Year	$3,450,082

Cash paid during the year for.

Interest	0
Income taxes	$347,050

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:
- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full-service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back-office system which will go through to its clearing firm Wedbush Securities and Interactive Brokers. Wedbush Securities and Interactive Brokers pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VAs, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.
3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Note 2 -- Significant Accounting Policies (continued)

Revenue from Contracts with Customers

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation. By recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity on January 1, 2021, the effect was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Depreciation – The Company capitalizes all purchases over $1,000. Depreciation is calculated on the straight-line method over 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Property and equipment consist of the following at December 31, 2021:

Automobile	$ 12,000
Office equipment	108,411
Furniture and fixtures	130,072
Less: accumulated depreciation	(207,863)
Property and equipment, net	$ 42,620

Depreciation expense for the year ended December 31, 2021 was $24,077.

Statement of Cash Flows – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3-Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

Fair Value Measurements on a Recurring Basis
As of December 31, 2021

Assets	Level 1	Level 2	Level 3
Bonds and Securities	$ 128,038	$ 0	$ 0
Total	$ 128,038	$ 0	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$323,747	$6,243

Note 5 – Operating Leases

The Company has an operating lease in Pasadena, California for 39 months beginning February 2021. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2022	$ 139,442
December 31, 2023	$ 139,442
December 31, 2024	$ 46,480

Rent expense for year ended December 31, 2021 was $127,822

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Legal Expense

In April 2021, the Company settled a legal matter which was included in legal expenses. The Company in 2020 had created a liability account of $700,000 and that matter has been resolved with the Company contributing $348,181 to the settlement. Since the Company created the liability account in 2020 for this settlement, the liability account was eliminated causing a one-time reversal of $351,819 in legal expenses in 2021 for the Company. The Company still maintains a $75,000 litigation payable account for two other legal matters. These two legal matters are non-securities related matters.

Note 8-Salary Expense

The Company contributed $19,661 to a simple IRA account for qualified employees in 2021.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2021, the Company had net capital of $3,329,295 which was $3,236,917 in excess of its required net capital requirement of $ 92,378. The Company's aggregate indebtedness of $1,385,682 which is 42% to net capital.

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 10 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis.
The tax provision at December 31, 2021 consists of the following:

Federal	$ 250.000
California	131,330
Total Income Tax Provision	$ 381,330

Note 11 – Deposit – Clearing Organization

The Company has an agreement with its clearing brokers which states a minimum deposit.

Note 12 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 18, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2021

Computation of Net Capital
    Total ownership equity from statement of
        financial condition $ 4,276,548

Nonallowable assets - page 14   (934,917)
Security Position Haircuts   (12,336)

        Net Capital $ 3,329,295

Computation of Net Capital Requirements
    Minimum net aggregate indebtedness-
        6-2/3% of net aggregate indebtedness $ 92,378

        Minimum dollar net capital required $ 5,000

        Net Capital required (greater of above amounts) $ 92,378

        Excess Capital $ 3,236,917

Excess net capital at 1000% (net capital less 10% of
        aggregate indebtedness)   3,098,349

Computation of Aggregate Indebtedness
    Total liabilities $ 1,385,682

        Percentage of aggregate indebtedness to net capital   42%

The following is a reconciliation of the above net capital
computation with the Company's corresponding
unaudited computation pursuant to Rule 179-5(d) (4):

        Net capital unaudited $3,329,295
        Rounding Adjustment   0
        Net capital audited $3,329,295

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non-Allowable Assets
December 31, 2021

Nonallowable Assets

	$
Property and equipment (less dep.)	$ 42,620
Rent deposit	11,038
[1] Petty Cash	1,346
NASD CRD Deposit	5,767
Accounts Receivable	180,266
Subscription Receivable	50,000
Globalink Insurance Services	5,129
Direct Business Receivable(>payable)	107,006
Prepaid Assets	11,745
Loans to Employees	520,000
Total non-allowable assets	$ 934,917

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

The Company has no reserve deposit obligations under SEC
Rule 15c3-3 because it is a "non-covered" firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2021

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Report

2/18/2022

Brian W. Anson, CPA
18455 Burbank Blvd., Suite 404
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Globalink Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Underwriting or selling group participation on a best efforts basis; (4) Mutual fund retailer on an application basis (5) U. S Government Securities as a broker or dealer; (6) Municipal securities as a broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) non-exchange member arranging for transactions in listed securities by exchange member; (10) private placements of securities; and/or (11) solicitor of time deposits in a financial institution (Certificates of Deposit) and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are

payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc.

By: _____

Name: Michael Junhua Liao
Title: President/CEO

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GlobaLink Securities, Inc.
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) GlobaLink Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which GlobaLink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) GlobaLink Securities, Inc., stated that GlobaLink Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) GlobaLink Securities, Inc. stated that GlobaLink Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Underwriting or selling group participation on a best efforts basis; (4) Mutual fund retailer on an application basis (5) U. S Government Securities as a broker or dealer; (6) Municipal securities as a broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) non-exchange member arranging for transactions in listed securities by exchange member; (10) private placements of securities; and/or (11) solicitor of time deposits in a financial institution (Certificates of Deposit) and The Company (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. GlobaLink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GlobaLink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2022